Exhibit (d)(1)

MANAGEMENT AGREEMENT

August 4, 2017

Brighthouse Investment Advisers, LLC

One Financial Center

Boston, Massachusetts 02111

Ladies and Gentlemen:

Brighthouse Funds Trust I (the “Trust”), a Delaware trust created pursuant to an Agreement and Declaration of Trust, herewith confirms its agreement with Brighthouse Investment Advisers, LLC, a Delaware limited liability company (the “Manager”), as follows:

1.	Investment Description; Appointment

The Trust desires to employ its capital by investing and reinvesting in investments of the kind and in accordance with the limitations specified in its Agreement and Declaration of Trust, as amended from time to time, and in its registration statement filed with the Securities and Exchange Commission (“SEC”) on Form N-1A, as amended from time to time (the “Registration Statement”), and in such manner and to such extent as may from time to time be approved by the Board of Trustees. The Trust has designated the separate investment portfolios set forth in Schedule A. The Trust may in the future designate additional separate investment portfolios. Such existing and future portfolios are hereinafter referred to as the “Portfolios.” Copies of the Registration Statement and the Trust’s Agreement and Declaration of Trust, as amended, have been or will be submitted to the Manager. The Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering investment advisory services to registered investment companies. The Trust desires to employ the Manager to act as its investment manager. The Manager accepts this appointment and agrees to furnish the services described herein for the compensation set forth below. The Manager will be an independent contractor and will have no authority to act for or represent the Trust in any way or otherwise be deemed an agent unless expressly authorized by this Agreement or another writing signed by the Trust and the Manager.

2.	Services as Manager

a. Subject to the supervision and direction of the Board of Trustees of the Trust, the Trust acknowledges and agrees that the Manager may, at its own expense, select a person or persons to act as investment adviser (an “Adviser”) to render investment advice to each of the Portfolios. Each such Adviser shall make all determinations with respect to the Portfolio’s assets for which it has responsibility in accordance with the Portfolio’s investment objectives, policies, and restrictions as stated in the Trust’s Agreement and Declaration of Trust, By-Laws, and the Registration Statement as from time to time in effect; provided, that any contract with an Adviser (an “Advisory Agreement”) shall be in compliance with and approved as required by the Investment Company Act of 1940, as amended (the “1940 Act”) or as otherwise permitted by the SEC.

b. Subject to the supervision and direction of the Trustees of the Trust, the Manager will have (i) overall supervisory responsibility for the general management and investment of each Portfolio’s assets; (ii) full discretion to select new or additional Advisers for each Portfolio; (iii) full discretion to enter into and materially modify existing Advisory Agreements with Advisers; (iv) full discretion to terminate and replace any Adviser; and (v) full investment discretion to make all determinations with respect to the investment of a Portfolio’s assets not then managed by an Adviser. In connection with the Manager’s responsibilities herein, the Manager will assess each Portfolio’s investment focus and will seek to implement decisions with respect to the allocation and reallocation of each Portfolio’s assets among one or more current or additional Advisers from time to time, as the Manager deems appropriate, to enable each Portfolio to achieve its investment goals. In addition, the Manager will monitor compliance of each Adviser with the investment objectives, policies, and restrictions of any Portfolio or Portfolios (or portions of any Portfolio) under the management of such Adviser, and review and report to the Trustees of the Trust on the performance of each Adviser. The Manager will furnish, or cause the appropriate Adviser(s) to furnish, to the Trust such statistical information, with respect to the investments that a Portfolio (or portions of any Portfolio) may hold or contemplate purchasing, as the Trust may reasonably request. On the Manager’s own initiative, the Manager will apprise, or cause the appropriate Adviser(s) to apprise, the Trust of important developments materially affecting each Portfolio (or any portions of a Portfolio that they advise) and will furnish the Trust, from time to time, with such information as may be appropriate for this purpose. Further, the Manager agrees to furnish, or cause the appropriate Adviser(s) to furnish, to the Trustees of the Trust such periodic and special reports as the Trustees of the Trust may reasonably request. In addition, the Manager agrees to cause the appropriate Adviser(s) to furnish to third-party data reporting services all currently available standardized performance information and other customary data.

c. Subject to the supervision and direction of the Board of Trustees of the Trust, the Manager, at its own expense, will also supply the Trust with (i) office facilities (which may be in the Manager’s own offices), and (ii) necessary executive and other personnel, including personnel for the performance of clerical and other office functions, exclusive of those functions: (a) related to and to be performed under the Trust’s contract or contracts for administration, custodial, accounting, bookkeeping, transfer, and dividend disbursing agency or similar services by any entity, including the Manager or its affiliates, selected to perform such services under such contracts; and (b) related to the services to be provided by any Adviser pursuant to an Advisory Agreement; and (iii) other information and services required in connection with the preparation of all registration statements and prospectuses, prospectus supplements, statements of additional information, all annual, semiannual, and periodic reports to shareholders of the Trust, regulatory authorities, or others, and all notices and proxy solicitation materials, furnished to shareholders of the Trust or regulatory authorities, and all tax returns, except for (a) services of outside counsel or independent accountants or (b) services to be provided by any Adviser under any Advisory Agreement.

d. Subject to the requirement to seek best price and execution, and to the appropriate policies and procedures approved by the Board of Trustees, the Trust reserves the right to direct the Manager to cause Advisers to effect transactions in portfolio securities through broker-dealers in a manner that will help generate resources to: (i) pay the cost of certain expenses which the Trust is required to pay or for which the Trust is required to arrange payment pursuant to this Agreement; or (ii) finance activities that are primarily intended to result in the sale of Trust shares. At the discretion of the Board of Trustees, such resources may be used to pay or cause the payment of Trust expenses or may be used to finance activities that are primarily intended to result in the sale of Trust shares.

e. The services of the Manager to the Trust hereunder are not to be deemed exclusive, and the Manager shall be free to render similar services to others and to engage in other activities, so long as the services rendered to the Trust are not impaired.

3.	Compensation

In consideration of services rendered pursuant to this Agreement, the Trust will pay the Manager a fee at the respective annual rates of the value of each Portfolio’s average daily net assets set forth in Schedule A hereto as such schedule may be amended from time to time. Such fees shall be accrued daily and paid monthly as soon as practicable after the end of each month. If the Manager shall serve for less than the whole of any month, the foregoing compensation shall be prorated. For the purpose of determining fees payable to the Manager, the value of the Portfolios’ net assets shall be computed at the times and in the manner specified from time to time in the Registration Statement.

4.	Expenses

The Trust shall pay all expenses other than those expressly assumed by the Manager herein, which expenses payable by the Trust shall include, but are not limited to:

a.	Fees to the Manager;

b.	Charges for the services and expenses of the independent accountants and legal counsel retained by the Trust, for itself and its independent trustees;

c.	Fees and expenses related to the registration and qualification of the Trust and its shares for distribution under federal and state securities laws;

d.	Expenses of the Trust’s administrator, transfer agent, registrar, custodian, dividend disbursing agent, and shareholder servicing agent;

e.	Salaries, fees and expenses of Trustees and executive officers of the Trust who are not “affiliated persons” of the Manager or the Advisers within the meaning of the 1940 Act;

f.	Taxes (including the expenses related to preparation of tax returns) and corporate or other fees levied against the Trust;

g.	Brokerage commissions and other expenses associated with the purchase and sale of portfolio securities for the Trust;

h.	Expenses, including interest, of borrowing money;

i.	Expenses incidental to meetings of the Trust’s shareholders, Board of Trustees and the maintenance of the Trust’s organizational existence;

j.	Expenses of printing certificates representing shares of the Trust and expenses of preparing, printing and mailing notices, proxy material, reports to regulatory bodies, and reports to shareholders of the Trust;

k.	Expenses of preparing and typesetting of prospectuses of the Trust;

l.	Expenses of printing and distributing prospectuses to direct or beneficial shareholders of the Trust;

m.	Association membership dues;

n.	Premiums for fidelity insurance, directors and officers liability insurance and other insurance coverage;

o.	Charges of an independent pricing service to value the Portfolios’ assets;

p.	Expenses related to the purchase or redemption of the Trust’s shares; and

q.	Such nonrecurring expenses as may arise, including those associated with actions, suits, or proceedings to which the Trust is a party and arising from any legal obligation which the Trust may have to indemnify its officers and Trustees with respect thereto.

5.	Use of Name

The Manager hereby consents to the Trust being named the Brighthouse Funds Trust I. The Trust shall not use the name “Brighthouse Funds Trust I”, “Brighthouse”, and any of the other names of the Manager or its affiliated companies and any derivative or logo or trade or service mark thereof, or disclose information related to the business of the Manager or any of its affiliates in any prospectus, sales literature or other material relating to the Trust in any manner not approved prior thereto by the Manager; provided, however, that the Manager shall approve all uses of its name and that of its affiliates which merely refer in accurate terms to its appointment hereunder or which are required by the SEC or a state securities commission; and provided, further, that in no event shall such approval be unreasonably withheld. The Manager shall not use the name of the Trust or any of its affiliates in any material relating to the Manager in any manner not approved prior thereto by the Trust; provided, however, that the Trust shall approve all uses of its name which merely refer in accurate terms to the appointment of the Manager hereunder or which are required by the SEC or a state securities commission; and, provided, further, that in no event shall such approval be unreasonably withheld.

The Trust recognizes that from time to time directors, officers and employees of the Manager may serve as directors, trustees, partners, officers and employees of other corporations, business trusts, partnerships or other entities (including other investment companies) and that such other entities may include the name “Brighthouse”, or any derivative or abbreviation thereof as part of their name, and that the Manager or its affiliates may enter into investment advisory, administration or other agreements with such other entities.

Upon termination of this Agreement for any reason, the Trust shall cease within 30 days all use of the name and mark “Brighthouse Funds Trust I.”

6.	Records

The records relating to the services provided under this Agreement shall be the property of the Trust and shall be under its control; however, the Trust shall furnish to the Manager such records and permit it to retain such records (either in original or in duplicate form) as it shall reasonably require in order to carry out its duties. In the event of the termination of this Agreement, such records shall promptly be returned to the Trust by the Manager free from any claim or retention of rights therein. The Manager shall keep confidential any information obtained in connection with its duties hereunder and disclose such information only if the Trust has authorized such disclosure or if such disclosure is expressly required or lawfully requested by applicable federal or state regulatory authorities.

7.	Standard of Care

The Manager shall exercise its best judgment in rendering the services hereunder. The Manager shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which this Agreement relates, provided that nothing herein shall be deemed to protect or purport to protect the Manager against liability to the Trust or to the shareholders of the Trust to which the Manager would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Manager’s reckless disregard of its obligations and duties under this Agreement.

8.	Term

This Agreement shall continue in effect, unless sooner terminated as hereinafter provided, for a period of one year from the date hereof and indefinitely thereafter provided that its continuance after such one year period as to each Portfolio shall be specifically approved at least annually by vote of a majority of the outstanding voting securities of such Portfolio or by vote of a majority of the Trust’s Board of Trustees; and further provided that such continuance is also approved annually by the vote of a majority of the Trustees who are not parties to this Agreement or interested persons of the Trust or the Manager. This Agreement may be terminated as to any Portfolio at any time, without payment of any penalty, by the Trust’s Board of Trustees or by a vote of a majority of the outstanding voting securities of such Portfolio upon 60 days’ prior written notice to the Manager, or by the Manager upon 90 days’ prior written notice to the Trust, or upon such shorter notice as may be mutually agreed upon. This Agreement may be amended at any time by the Manager and the Trust, subject to approval by the Trust’s Board of Trustees and, if required by applicable SEC rules and regulations, a vote of a majority of the Trust’s outstanding voting securities. This Agreement shall terminate automatically and immediately in the event of its assignment. The terms “assignment” and “vote of a majority of the outstanding voting securities” shall have the meaning set forth for such terms in the 1940 Act.

9.	Limitation of Trust’s Liability

The Manager acknowledges that it has received notice of and accepts the limitations upon the Trust’s liability set forth in its Agreement and Declaration of Trust. The Manager agrees that the Trust’s obligations hereunder in any case shall be limited to the Trust and to its assets and that the Manager shall not seek satisfaction of any such obligation from the shareholders of the Trust nor from any Trustee, officer, employee or agent of the Trust.

10.	Force Majeure

The Manager shall not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or military authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Manager shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto.

11.	Severability

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

12.	Miscellaneous

This Agreement constitutes the full and complete agreement of the parties hereto with respect to the subject matter hereof. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware and the applicable provisions of the 1940 Act. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. This Agreement may be executed in several counterparts, all of which together shall for all purposes constitute one Agreement, binding on all the parties.

If the foregoing is in accordance with your understanding, kindly indicate your acceptance hereof by signing and returning to us the enclosed copy hereof.

Very truly yours,

BRIGHTHOUSE FUNDS TRUST I

By:	/s/ Kristi Slavin
Kristi Slavin
President and Chief Executive Officer

Accepted:

BRIGHTHOUSE INVESTMENT ADVISERS, LLC

By:	/s/ Kristi Slavin
Kristi Slavin
President

SCHEDULE A

Portfolio	Percentage of average daily net assets

AB Global Dynamic Allocation Portfolio	0.700% of the first $250 million of such assets, plus 0.650% of such assets over $250 million up to $500 million, plus 0.625% of such assets over $500 million up to $1 billion, plus 0.600% of such assets over $1 billion

Allianz Global Investors Dynamic Multi-Asset Plus Portfolio	0.675% on the first $250 million of such assets plus 0.650% of such assets over $250 million up to $1 billion plus 0.600% of such assets over $1 billion

American Funds Growth Portfolio

0.75%

To the extent that a Portfolio invests all of its investable assets (i.e., securities and cash) in another registered investment company, the Trust will not pay the Manager any fee pursuant to Section 3 of the Agreement.

AQR Global Risk Balanced Portfolio	0.675% on the first $250 million of such assets plus 0.650% of such assets over $250 million up to $750 million plus 0.625% of such assets over $750 million up to $1 billion plus 0.600% of such assets over $1 billion

BlackRock Global Tactical Strategies Portfolio	0.800% of the first $100 million of such assets, plus 0.750% of such assets over $100 million up to $300 million, plus 0.700% of such assets over $300 million up to $600 million, plus 0.675% of such assets over $600 million up to $1 billion, plus 0.650% of such assets over $1 billion

BlackRock High Yield Portfolio	0.60%

Brighthouse Small Cap Value Portfolio	0.75% of the first $1 billion of such assets plus 0.70% of such assets over $1 billion

Brighthouse/Aberdeen Emerging Markets Equity Portfolio	1.05% of the first $250 million of such assets plus 1.00% of such assets over $250 million up to $500 million plus 0.85% of such assets over $500 million up to $1 billion plus 0.75% of such assets over $1 billion

Brighthouse/Artisan International Portfolio	0.75%

Brighthouse/Eaton Vance Floating Rate Portfolio	0.625% of the first $100 million of such assets plus 0.600% of such assets over $100 million

Brighthouse/Franklin Low Duration Total Return Portfolio	0.52% of the first $100 million of such assets, plus 0.51% of such assets over $100 million up to $250 million, plus 0.50% of such assets over $250 million up to $500 million, plus 0.49% of such assets over $500 million up to $1 billion, plus 0.47% of such assets over $1 billion up to $1.5 billion, plus 0.45% of such assets over $1.5 billion

Brighthouse/Templeton International Bond Portfolio	0.60%

Brighthouse/Wellington Large Cap Research Portfolio	0.625% of the first $250 million of such assets plus 0.60% of such assets over $250 million up to $500 million plus 0.575% of such assets over $500 million up to $1 billion plus 0.55% of such assets over $1 billion up to $2 billion plus 0.50% of such assets over $2 billion

Clarion Global Real Estate Portfolio	0.70% of the first $200 million of such assets plus 0.65% of such assets over $200 million up to $750 million plus 0.55% of such assets over $750 million

ClearBridge Aggressive Growth Portfolio	0.65% of the first $500 million of such assets plus 0.60% of such assets over $500 million up to $1 billion plus 0.55% of such assets over $1 billion up to $2 billion plus 0.50% of such assets over $2 billion

Wells Capital Management Mid-Cap Value Portfolio	0.40% of the first $100 million of such assets plus 0.35% of such assets over $100 million up to $500 million plus 0.30% of such assets of $500 million

Harris Oakmark International Portfolio	0.85% of the first $100 million of such assets plus 0.80% of such assets over $100 million up to $1 billion plus 0.75% of such assets over $1 billion

Invesco Balanced-Risk Allocation Portfolio	0.675% on the first $250 million of such assets plus 0.650% of such assets over $250 million up to $750 million plus 0.625% of such assets over $750 million up to $1 billion plus 0.600% of such assets over $1 billion

Invesco Comstock Portfolio	0.65% of the first $500 million of such assets plus 0.60% of such assets over $500 million up to $1 billion plus 0.525% of such assets over $1 billion

Invesco Mid Cap Value Portfolio	0.70% of the first $200 million of such assets plus 0.65% of such assets over $200 million up to $500 million plus 0.625% of such assets over $500 million

Invesco Small Cap Growth Portfolio	0.88% of the first $500 million of such assets plus 0.83% of such assets over $500 million

JPMorgan Core Bond Portfolio	0.55%

JPMorgan Global Active Allocation Portfolio	0.80% on the first $250 million of such assets, plus 0.75% of such assets over $250 million up to $500 million, plus 0.72% of such assets over $500 million up to $750 million, plus 0.70% of such assets over $750 million

JPMorgan Small Cap Value Portfolio	0.80% of the first $100 million of such assets plus 0.775% of such assets over $100 million up to $500 million plus 0.75% of such assets over $500 million up to $1 billion plus 0.725% of such assets over $1 billion

Loomis Sayles Global Markets Portfolio	0.70% of the first $500 million of such assets plus 0.65% of such assets over $500 million up to $1 billion plus 0.60% of such assets over $1 billion

MFS Research International Portfolio	0.80% of the first $200 million of such assets plus 0.75% of such assets over $200 million up to $500 million plus 0.70% of such assets over $500 million up to $1 billion plus 0.65% of such assets over $1 billion

Morgan Stanley Mid Cap Growth Portfolio	0.70% of the first $200 million of such assets plus 0.65% of such assets over $200 million up to $500 million plus 0.625% of such assets over $500 million

Oppenheimer Global Equity Portfolio	0.70% of the first $100 million of such assets plus 0.68% of such assets over $100 million up to $250 million plus 0.67% of such assets over $250 million up to $500 million plus 0.66% of such assets over $500 million up to $750 million plus 0.65% of such assets over $750 million

PanAgora Global Diversified Risk Portfolio	0.650% of the first $250 million of such assets, plus 0.640% of such assets over $250 million up to $750 million, plus 0.630% of such assets over $750 million up to $1 billion, plus 0.600% of such assets over $1 billion

PIMCO Inflation Protected Bond Portfolio	0.50% of the first $1.2 billion of such assets plus 0.45% of such assets over $1.2 billion

PIMCO Total Return Portfolio	0.50% of the first $1.2 billion of such assets plus 0.475% of such assets over $1.2 billion

Pyramis® Government Income Portfolio	0.52% on the first $100 million of such assets plus 0.44% of such assets over $100 million up to $500 million plus 0.40% of such assets over $500 million

Pyramis® Managed Risk Portfolio	0.45%; provided, however, that if the Portfolio primarily invests its assets directly in investment securities or in shares of registered investment companies other than those offered by Fidelity Investments, then the fee payable to Brighthouse Investment Advisers, LLC shall be 0.80%

Schroders Global Multi-Asset Portfolio	0.68% of the first $100 million of such assets, plus 0.66% of such assets over $100 million up to $250 million, plus 0.64% of such assets over $250 million up to $750 million, plus 0.62% of such assets over $750 million up to $1.5 billion, plus 0.60% of such assets over $1.5 billion

SSGA Growth and Income ETF Portfolio	0.33% of the first $500 million of such assets plus 0.30% of such assets over $500 million

SSGA Growth ETF Portfolio	0.33% of the first $500 million of such assets plus 0.30% of such assets over $500 million

TCW Core Fixed Income Portfolio	0.55%

T. Rowe Price Large Cap Value Portfolio	0.750% of the first $50 million of such assets plus 0.700% of such assets over $50 million up to $100 million; provided that if such assets are over $100 million up to $200 million, then 0.650% of the first $200 million of such assets; provided that if such assets are over $200 million up to $500 million, then 0.620% of the first $500 million of such assets; provided that if such assets are over $500 million up to

$1 billion, then 0.595% of the first $500 million of such assets plus 0.570% of such assets over $500 million up to $1 billion; provided that if such assets are over $1 billion, then 0.570% of all such assets.

If the assets of the Portfolio cross a threshold in reverse (i.e., decline below a threshold), then the absolute dollar fee payable by the Portfolio to the Adviser shall not be more than the minimum fee payable at the immediately higher threshold. When the Portfolio’s assets cross a threshold in reverse, the fee payable to the Adviser shall be calculated as follows:

When the Portfolio’s net assets decline below $100 million, the fee payable to the Adviser shall be the lower of (1) the fee on the Portfolio’s daily net assets calculated at 0.750% of the first $50 million of such assets plus 0.700% of such assets over $50 million up to $100 million and (2) the fee on $100 million calculated at a flat rate of 0.650%.

When the Portfolio’s net assets decline below $200 million but are over $100 million, the fee payable to the Adviser shall be the lower of (1) the fee on the Portfolio’s daily net assets calculated at a flat rate of 0.650% and (2) the fee on $200 million calculated at a flat rate of 0.620%.

When the Portfolio’s net assets decline below $500 million but are over $200 million, the fee payable to the Adviser shall be the lower of (1) the fee on the Portfolio’s daily net assets calculated at a flat rate of 0.620% and (2) the fee on $500 million calculated at a flat rate of 0.595%.

When the Portfolio’s net assets decline below $1 billion but are over $500 million, the fee payable to the Adviser shall be the lower of (1) the fee on the Portfolio’s daily net assets calculated at 0.595% of the first $500 million of such assets plus 0.570% of such assets over $500 million up to $1 billion and (2) the fee on $1 billion calculated at a flat rate of 0.570%.

T. Rowe Price Mid-Cap Growth Portfolio	0.75%